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                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                    FORM 10-Q

                         For Period Ended March 31, 2001


                             MAI SYSTEMS CORPORATION
                           (Full name of registrant)


                                    001-09158
                            (Commission File Number)


        9601 Jeronimo Road, Irvine, California                     92618
        (Address of principal executive offices)                (Zip code)


Registrant's telephone number, including area code: (949) 598-6000


(Former name, if changed since last report): not applicable.



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PART II. RULE 12b-25(b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. Check box if appropriate. [X]

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

        (b) The subject annual report, semi-annual report, transition report on Form 10-KL, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III. REASONS FOR DELAY IN FILING FORM 10-Q WITHIN PRESCRIBED TIME PERIOD

The Company's Form 10-Q has not been filed with the Commission within the prescribed time period (by May 15, 2001) for the following reasons which were outside the Company's control and which could not have been avoided without unreasonable effort or expense:

On March 22, 2001 and March 23, 2001, respectively the Company filed its Form 10-K for the period ended December 31, 2000 and a Form S-3 to register 3,231,333 shares of the Company's common stock that had been issued pursuant to various settlements with third parties. On April 23, 2001 the Company received a letter from the Securities and Exchange Commission that the Form 10-K and Form S-3 were being reviewed and that the Commission had numerous comments and requested that the Company respond to these comments and file an amended Form 10-K and Form S-3 to reflect the Company's responses. The Company has been diligently working with its auditors, KPMG, LLP but has had insufficient time in which to research and discuss the various issues raised by the Commission and revise the Form 10-K for filing by the requested date of May 14, 2001.

An amended Form 10-K report and the 10-Q filing will be filed as soon as the Company has been able to resolve all issues with the Commission staff. The filing is expected within five calendar days from the filing of this extension.



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PART IV.  OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification: James W. Dolan, (949) 598-6404.

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the proceeding 12 months or for such shorter period that the Registrant was required to file such reports been filed? If the answer is no, identify reports. Yes [X] No [ ]

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [ ] No [X]


SIGNATURES


MAI SYSTEMS CORPORATION

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: May 14, 2001                    By: /s/ William Brian Kretzmer
                                           -------------------------------------
                                           William Brian Kretzmer
                                           President and Chief Executive Officer


Date: May 14, 2001                     By: /s/ James W. Dolan
                                           -------------------------------------
                                           James W. Dolan
                                           Chief Financial and Operating Officer



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